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Exhibit 99.4

EMPLOYMENT AGREEMENT

        This EMPLOYMENT AGREEMENT (this "Agreement"), effective as of January 1, 2005, is by and between Herbalife Ltd., a Cayman Islands company (the "Company"), and Henry Burdick ("Executive").

        In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

        1.    Term and Termination.

        (a)    Employment.    The Company shall employ Executive as Vice Chairman of the Company for the Employment Term (as defined below), and Executive hereby accepts his employment and agrees to exercise and perform faithfully and to the best of his ability on behalf of the Company the powers and duties commensurate with such position on the terms and conditions set forth herein. Executive shall report to the Company's Chief Executive Officer. This Agreement, and all of the rights and obligations contained herein, are separate and apart from Executive's position on the Company's Board of Directors, and Executive's service on the Board or decision to end his service on the Board shall not have any bearing on this Agreement.

        (b)    Term.    Subject to the terms and conditions of this Agreement, the Company will employ Executive, and Executive will serve the Company, from January 1, 2005 until December 31, 2005 (the "Employment Term"). Thereafter, Executive's employment will continue on an at-will basis, subject to the mutual agreement of Company and Executive regarding salary, benefits and duties.

        (c)    Termination.    If Executive is terminated by the Company without Cause (as defined below) or resigns for Good Reason (as defined below) before December 31, 2005, Executive will receive the then current salary for the remainder of the contract, and a bonus as set forth in Section 4(b) hereof as if Executive had remained employed by the Company through December 31, 2005, less any amounts previously paid. As a precondition to the Company's obligation to pay out this contract, Executive agrees to execute and deliver to the Company a fully effective general release in the form attached to this Agreement as Attachment A. The Company will commence paying Executive's salary in accordance with the Company's payroll practices for senior executives, through the remainder of the Employment Term through December 31, 2005, with the bonus payable when all other senior executive bonuses are paid. For purposes of this Agreement, the Company shall have "Cause" to terminate the Executive's services in the event of any of the following acts or circumstances: (i) Executive's conviction of a felony or entering a plea of guilty or nolo contendere to any crime constituting a felony (other than a traffic violation or by reason of vicarious liability); (ii) Executive's substantial and repeated failure to attempt to perform Executive's lawful duties as contemplated in Section 2 of this Agreement, except during periods of physical or mental incapacity; (iii) Executive's gross negligence or willful misconduct with respect to any material aspect of the business of the Company or any of its affiliates, which negligence or misconduct has a material and demonstrable adverse effect on the Company; or (iv) any material breach of this Agreement or any material breach of any other written agreement between Executive and the Company's affiliates governing Executive's equity compensation arrangements (i.e., any agreement with respect to Executive's stock and/or stock options of any of the Company's affiliates); provided, however, that Executive shall not be deemed to have been terminated for Cause in the case of clause (iv) above, unless any such breach is not fully corrected prior to the expiration of the fifteen (15) calendar day period following delivery to Executive of the Company's written notice of its intention to terminate his employment for Cause describing the basis therefore in reasonable detail.

        "Good Reason" will be deemed to have occurred if Executive terminates his employment because of (i) a material diminution of Executive's duties as Vice Chairman of the Company, as the same have been established over the 12 months prior to the date of this Agreement, (ii) the breach by the Company in any respect of any of its obligations under this Agreement, and, in any such case (but only if correction or cure is possible), the failure by the Company to correct or cure the circumstance or breach on which such resignation is based within 30 days after receiving notice from Executive describing such circumstance or breach in reasonable detail; or (iii) relocation of Executive's office from the suite of offices where senior management is located, regardless of whether such suite of offices remains in Century City or is relocated to another geographic location.

        (d)    Publicity.    Neither Executive nor the Company will issue a press release or public announcement with respect to the termination of Executive without obtaining the prior approval of the content of such press release or announcement from the other party.

        2.    Services to be Rendered by Executive.    Executive will serve as Vice Chairman during the Employment Term. In each such capacity, Executive will perform all reasonable acts customarily associated with such position, or necessary or desirable to protect and advance the best interests of the Company and its subsidiaries. Executive will perform such acts and carry out such duties, and will in all other respects serve the Company, faithfully and to the best of his ability. Executive will, during the Employment Term, be based in Los Angeles, California, with the understanding that Executive will travel as reasonably required in the performance of his duties under this Agreement.

        3.    Time to Be Devoted by Executive.    Executive will devote business time, attention, efforts and abilities to the business of the Company sufficient to fulfill his obligations hereunder and will use his reasonable efforts to promote the interests of the Company and will not engage in any business activity (other than the Company's business) which, in the reasonable judgment of the Chief Executive Officer, is detrimental or competitive to the Company's interest (e.g., multi-level marketing, nutritional products, etc.), without the prior consent of the Chief Executive Officer. Executive without the prior written consent of the Company, which consent shall not be withheld unreasonably, will not during the Employment Term serve on or act as a director or the equivalent of any for-profit entity, other than (i) the Company or a subsidiary of the Company and (ii) those companies for which he serves as director as of January 1, 2005. Notwithstanding anything to the contrary stated above, Executive will be permitted to make and manage business investments and to engage in noncompetitive activities of any nature whatsoever so long as those activities do not interfere in any material respect with the performance by Executive of the duties contemplated by this Agreement.

        4.    Compensation Payable to Executive.

        (a)   During the Employment Term, the Company will pay to Executive a base salary of $1,100,000 per annum. All payments under this Agreement will be subject to applicable withholding and similar taxes. The Chief Executive Officer will review Executive's compensation annually to determine whether any additional increase in the Executive's salary is appropriate. Executive's base salary will be paid to Executive in accordance with the Company's regular policy but not less frequently than every other week.

        (b)   In addition to Executive's base salary as set forth in Section 4(a) above, Company shall pay Executive an annual bonus as follows: for the fiscal year ending December 31, 2005, the Company shall pay the Executive a discretionary target bonus with respect to such year of up to $312,500, calculated in accordance with the senior executive bonus plan, which bonus payment shall not be conditioned upon employment of Executive by the Company at the time of the award. No bonus shall be payable for a fiscal year during which Executive's employment has been terminated for Cause. The Bonus shall be payable in such installments and at such times as is customary for executives of the Company.

        (c)   The Company will recommend to the Compensation Committee of the Company's Board of Directors that it grant to Executive the right to receive stock options for the purchase of 60,000 shares of the Company's Common Stock at an exercise price to be determined by the Compensation Committee of the Company. Such stock options would vest 100% one year from the date of this Agreement.

        (d)   After the termination of Executive's employment, if Executive is required to participate in any legal proceedings involving the Company (and not Executive in his capacity as an employee or as an individual except to the extent Executive would otherwise be entitled to indemnification from the Company), as a witness or expert or in a similar position, Company shall pay Executive $5,000 per day he has to provide such services.

        5.    Confidential and Proprietary Information.

        (a)   The parties agree and acknowledge that during the course of Executive's employment, Executive will be given and will have access to and be exposed to trade secrets and confidential information in written, oral, electronic and other forms regarding the Company and its affiliates (which includes but is not limited to all of its business units, divisions and affiliates) and their business, equipment, products and employees, including, without limitation: the identities of the Company's and its affiliates' distributors and customers and potential distributors and customers (hereinafter referred to collectively as "Distributors"), including, without limitation, the identity of Distributors that Executive cultivates or maintains while providing services at the Company or any of its affiliates using the Company's or any of its affiliates' products, name and infrastructure, and the identities of contact persons with respect to those Distributors; the particular preferences, likes, dislikes and needs of those Distributors and contact persons with respect to product types, pricing, sales calls, timing, sales terms, rental terms, lease terms, service plans, and other marketing terms and techniques; the Company's and its affiliates' business methods, practices, strategies, forecasts, pricing, and marketing techniques; the identities of the Company's and its affiliates' licensors, vendors and other suppliers and the identities of the Company's and its affiliates' contact persons at such licensors, vendors and other suppliers; the identities of the Company's and its affiliates' key sales representatives and personnel and other employees; advertising and sales materials; research, computer software and related materials; and other facts and financial and other business information concerning or relating to the Company or any of its affiliates and their business, operations, financial condition, results of operations and prospects. Executive expressly agrees to use such trade secrets and confidential information only for purposes of carrying out his duties for the Company and its affiliates as he deems appropriate in his good faith judgment, and not for any other purpose, including, without limitation, not in any way or for any purpose detrimental to the Company or any of its affiliates. Executive shall not at any time, either during the course of his employment hereunder or after the termination of such employment, use for himself or others, directly or indirectly, any such trade secrets or confidential information, and, except as required by law, Executive shall not disclose such trade secrets or confidential information, directly or indirectly, to any other person or entity. Trade secret and confidential information hereunder shall not include any information which (i) is already in or subsequently enters the public domain, other than as a result of any direct or indirect disclosure by Executive, (ii) becomes available to Executive on a non-confidential basis from a source other than the Company or any of its affiliates, provided that Executive has no knowledge that such source is subject to a confidentiality agreement or other obligation of secrecy or confidentiality (whether pursuant to a contract, legal or fiduciary obligation or duty or otherwise) to the Company or any of its affiliates or any other person or entity or (iii) is approved for release by the board of directors of the Company or any of its affiliates or which the board of directors of the Company or any of its affiliates makes available to third parties without an obligation of confidentiality.

        (b)   All physical property and all notes, memoranda, files, records, writings, documents and other materials of any and every nature, written or electronic, which Executive shall prepare or receive in the course of his employment with the Company and which relate to or are useful in any manner to the business now or hereafter conducted by the Company or any of its affiliates are and shall remain the sole and exclusive property of the Company and its affiliates, as applicable. Executive shall not remove from the Company's premises any such physical property, the original or any reproduction of any such materials nor the information contained therein except for the purposes of carrying out his duties to the Company or any of its affiliates and all such property (except for any items of personal property not owned by the Company or any of its affiliates), materials and information in his possession or under his custody or control upon the termination of his employment (other than such materials received by Executive solely in his capacity as a shareholder) or at any other time upon request by the Company shall be immediately turned over to the Company and its affiliates, as applicable.

        (c)   All inventions, improvements, trade secrets, reports, manuals, computer programs, tapes and other ideas and materials developed or invented by Executive during the period of his employment, either solely or in collaboration with others, which relate to the actual or anticipated business or research of the Company or any of its affiliates which result from or are suggested by any work Executive may do for the Company or any of its affiliates or which result from use of the Company's or any of its affiliates' premises or property (collectively, the "Developments") shall be the sole and exclusive property the Company and its affiliates, as applicable. Executive assigns and transfers to the Company his entire right and interest in any such Development, and Executive shall execute and deliver any and all documents and shall do and perform any and all other acts and things necessary or desirable in connection therewith that the Company or any of its affiliates may reasonably request, it being agreed that the preparation of any such documents shall be at the Company's expense. Nothing in this paragraph applies to an invention which qualifies fully under the provisions of California Labor Code Section 2870.

        (d)   Following the termination of Executive's employment, Executive will reasonably cooperate with the Company (at the Company's expense, if Executive reasonably incurs any out-of-pocket costs with respect thereto) in any defense of any legal, administrative or other action in which the Company or any of its affiliates or any of their distributors or other business relations are a party or are otherwise involved, so long as any such matter was related to Executive's duties and activities conducted on behalf of the Company or its Subsidiaries.

        (e)   The provisions of this Section 5 and Section 6 shall survive any termination of this Agreement and termination of Executive's employment with the Company.

        6.    Non-Solicitation.    Executive acknowledges that in the course of his employment for the Company he will become familiar with the Company's and its affiliates' trade secrets and other confidential information concerning the Company and its affiliates. Accordingly, Executive agrees that, during Executive's employment and for a period of twenty-four (24) months immediately thereafter (the "Nonsolicitation Period"), he will not directly or indirectly through another entity (i) induce or attempt to induce any employee or Distributor of the Company or any of its affiliates to leave the employment of, or cease to maintain its distributor relationship with, the Company or such affiliate, or in any way interfere with the relationship between the Company or any such affiliate and any employee or Distributor thereof, (ii) hire any person who was an employee of the Company or any of its affiliates at any time during the Nonsolicitation Period or enter into a distributor relationship with any person or entity who was a Distributor of the Company or any of its affiliates at any time during the Nonsolicitation Period, (iii) induce or attempt to induce any Distributor, supplier, licensor, licensee or other business relation of the Company or any of its affiliates to cease doing business with the Company or such affiliate, or in any way interfere with the relationship between such Distributor, supplier, licensor, licensee or business relation and the Company or any of its affiliates or (iv) use any trade secrets or other confidential information of the Company or any of its affiliates to directly or indirectly participate in any means or manner in any competitive business, wherever located.

        7.    Injunctive Relief.    Executive and the Company (a) intend that the provisions of Sections 5 and 6 be and become valid and enforceable, (b) acknowledge and agree that the provisions of Sections 5 and 6 are reasonable and necessary to protect the legitimate interests of the business of the Company and its affiliates and (c) agree that any violation of Section 5 or 6 will result in irreparable injury to the Company and its affiliates, the exact amount of which will be difficult to ascertain and the remedies at law for which will not be reasonable or adequate compensation to the Company and its affiliates for such a violation. Accordingly, Executive agrees that if Executive violates or threatens to violate the provisions of Section 5 or 6, in addition to any other remedy which may be available at law or in equity, the Company shall be entitled to seek specific performance and injunctive relief, without posting bond or other security, and without the necessity of proving actual damages. In addition, in the event of a violation or threatened violation by Executive of Section 5 or 6 of this Agreement, the Nonsolicitation Period will be tolled until such violation or threatened violation has been duly cured. If, at the time of enforcement of Sections 5 or 6 of this Agreement, a court holds that the restrictions stated therein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area.

        8.    Expenses.    The Company will reimburse Executive in accordance with its expense reimbursement policy applicable to all Company senior executives, for the reasonable amount of dining, hotel, travel, entertainment and other Company expenses necessarily incurred by Executive in the discharge of his duties hereunder.

        9.    Executive Benefit Plans and Vacations.

        (a)   Executive will be entitled to participate in all incentive compensation, incentive stock option, retirement, medical, dental, vision and other insurance, hospitalization, disability, accidental death and dismemberment, and other employee benefit plans that are in existence or may be adopted by the Company or in which employees of the Company are eligible to participate, provided that Executive is eligible by the terms thereof to participate therein. Without limiting the following, Executive will be entitled to participate in the following plans:

            (i)  Health Insurance (including medical, dental and vision benefits), life insurance long term disability and accidental death and dismemberment, as of the date of this Agreement, in accordance with the terms and conditions of the relevant plan, the premiums for which shall be paid by Company.

           (ii)  Company's deferred compensation plan.

          (iii)  Company's 401(k) program.

        (b)   Executive will be entitled to a reasonable amount of paid vacation during the Term, which amount will be mutually agreed to by Executive and the Chief Executive Officer.

        10.    Notices.    All notices to be given hereunder must be in writing and will be deemed duly given when delivered personally, delivered by Federal Express, DHL or other similar express delivery service, or when received if mailed, certified mail, return receipt requested, postage prepaid and addressed as follows:

          (a)   If to be given to the Company:

      Herbalife Ltd.
      1800 Century Park East
      Los Angeles, California 90067

      Attn: Brett Chapman

          (b)   If to be given to Executive:

      Henry Burdick
      79-450 Tom Fazio Lane South
      La Quinta, California 92253

      with a copy to:

      The Busch Firm
      c/o Timothy R. Busch
      2532 Dupont Drive
      Irvine, California 92612

or to such other address as a party may furnish to the other in writing in accordance with this Section 10.

        11.    Severability.    The provisions of this Agreement are severable and if any such provision or the application thereof to any person or circumstance is held by a court or governmental authority of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby.

        12.    Waiver.    The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion will not be considered a waiver of any other breach of that or any other provision hereof.

        13.    Withholding.    The Company will be entitled to withhold from amounts or other consideration payable or issuable to Executive hereunder such amounts as may be required by law.

        14.    Miscellaneous.    This Agreement may not be changed nor can any provision hereof be waived except by an instrument in writing duly signed by the party to be charged, and constitutes the entire agreement between the Company and Executive and supersedes all prior oral or written agreements and understandings with respect to the subject matter hereof. This Agreement will be interpreted, governed and controlled by the internal laws of the State of California, without reference to principles of conflict of laws. If either party institutes any legal proceeding against the other in connection with this Agreement or any matter arising out of or in connection with it, the prevailing party in such proceeding shall be entitled to recover court costs and such reasonable attorneys' fees as the court may deem proper, including all costs and expenses of any appellate court proceedings or bankruptcy court proceedings.

        IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

EMPLOYEE:
HENRY BURDICK
COMPANY:
HERBALIFE LTD.
By:
Name:
Title:

ATTACHMENT A

Agreement and General Release

        Agreement and General Release ("AGREEMENT"), by and among Henry Burdick ("EXECUTIVE" and referred to herein as "you") and Herbalife Ltd., a Cayman Islands corporation (the "COMPANY").

        1.     In exchange for your waiver of claims against the Company Entities (as defined below) and compliance with other terms and conditions of this Agreement, upon the effectiveness of this Agreement, the Company agrees to provide you with the payments and benefits provided in Section 4 of your Employment Agreement with the Company.

        2.     (a) In consideration for the payments and benefits to be provided to you pursuant to paragraph 1 above, you, for yourself and for your heirs, executors, administrators, trustees, legal representatives and assigns (hereinafter referred to collectively as "RELEASORS"), forever release and discharge the Company and its past, present and future parent entities, subsidiaries, divisions, affiliates and related business entities, successors and assigns, assets, employee benefit plans or funds (including, without limitation, each of Whitney & Co., L.L.C., Golden Gate Private Equity, Inc., any investment fund managed by either of them and any affiliate of any of the aforementioned persons or entities), and any of its or their respective past, present and/or future directors, officers, fiduciaries, agents, trustees, administrators, employees and assigns, whether acting on behalf of the Company or in their individual capacities (collectively the "COMPANY ENTITIES") from any and all claims, suits, demands, causes of action, covenants, obligations, debts, costs, expenses, fees and liabilities of any kind whatsoever in law or equity, by statute or otherwise, whether known or unknown, vested or contingent, suspected or unsuspected and whether or not concealed or hidden (collectively, the "CLAIMS"), which you ever had, now have, or may have against any of the Company Entities by reason of any act, omission, transaction, practice, plan, policy, procedure, conduct, occurrence, or other matter related in any way to your employment by (including, but not limited to, termination thereof) the Company Entities up to and including the date on which you sign this Agreement, except as provided in subsection (c) below.

        (b)   Without limiting the generality of the foregoing, this Agreement is intended to and shall release the Company Entities from any and all claims, whether known or unknown, which Releasors ever had, now have, or may have against the Companies Entities arising out of your employment or termination thereof, including, but not limited to: (i) any claim under the Age Discrimination in Employment Act, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Employee Retirement Income Security Act of 1974 (excluding claims for accrued, vested benefits under any employee benefit or pension plan of the Company Entities subject to the terms and conditions of such plan and applicable law), the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act of 1988, or the Fair Labor Standards Act of 1938, in each case as amended; (ii) any claim under the California Fair Employment and Housing Act, the California Labor Code, the California Family Rights Act, or the California Pregnancy Disability Leave Law; (iii) any other claim (whether based on federal, state, or local law (statutory or decisional), rule, regulation or ordinance) relating to or arising out of your employment, the terms and conditions of such employment, the termination of such employment, including, but not limited to, breach of contract (express or implied), wrongful discharge, detrimental reliance, defamation, emotional distress or compensatory or punitive damages; and (iv) any claim for attorneys' fees, costs, disbursements and/or the like.

        (c)   Notwithstanding the foregoing, nothing in this Agreement shall be a waiver of claims: (1) that may arise after the date on which you sign this Agreement; (2) with respect to your right to enforce your rights that survive termination under the Employment Agreement or any other written agreement entered into between you and the Company (including, without limitation, any equity grants or agreements); (3) regarding rights of indemnification, receipt of legal fees and directors and officers liability insurance to which you are entitled under the Employment Agreement, the Company's Certificate of Incorporation or By-laws, pursuant to any separate writing between you and the Company or pursuant to applicable law; (4) relating to any claims for accrued, vested benefits under any employee benefit plan or pension plan of the Company Entities subject to the terms and conditions of such plan and applicable law; or (5) as a stockholder or optionholder of the Company.

        (d)   In signing this Agreement, you acknowledge that you intend that this Agreement shall be effective as a bar to each and every one of the Claims hereinabove mentioned or implied. You expressly consent that this Agreement shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown, unsuspected or unanticipated Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected or unanticipated Claims), if any, as well as those relating to any other Claims hereinabove mentioned or implied. You acknowledge and agree that this waiver is an essential and material term of this Agreement, and the Company is entering into this Agreement in reliance on such waiver. You further agree that if you bring your own Claim in which you seek damages against any Company Entity, or if you seek to recover against any Company Entity in any Claim brought by a governmental agency on your behalf, the releases set forth in this Agreement shall serve as a complete defense to such Claims, and you shall reimburse each Company Entity for any attorneys' fees or expenses or other fees and expenses incurred in defending any such Claim; provided, however, if a class action claim or governmental claim is brought on your behalf, your obligations will be limited to (i) opting out of such action or claim at the first available opportunity and (ii) turning over any and all damage awards or other proceeds received in connection therewith to the Company, it being agreed that you shall not be liable to the Company for any attorneys' fees or expenses or other fees or expenses in the case of any such class action claim or governmental claim.

        (e)   Without limiting the generality of the foregoing, you waive all rights under California Civil Code Section 1542, which provides:

    A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE WHICH, IF KNOWN BY HIM, MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

        3.     (a) This Agreement is not intended, and shall not be construed, as an admission that any of the Company Entities has violated any federal, state or local law (statutory or decisional), ordinance or regulation, breached any contract or committed any wrong whatsoever against you.

        (b)   Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or constructing this Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.

        4.     For two years from and after the date of your employment termination, you agree not to make any derogatory, negative or disparaging public statement about any Company Entity, or to make any public statement (or any statement likely to become public) that could reasonably be expected to adversely affect or disparage the reputation, or, to the extent applicable, business or goodwill of any Company Entity, it being agreed and understood that nothing herein shall prohibit you (a) from disclosing that you are no longer employed by the Company, (b) from responding truthfully to any governmental investigation or inquiry related thereto, whether by the Securities and Exchange Commission or other governmental entity or any other law, subpoena, court order or other compulsory legal process or any disclosure requirement of the Securities and Exchange Commission, or (c) from making traditional competitive statements in the course of promoting a competing business, so long as any statements made by you described in this clause (c) are not based on confidential information obtained during the course of your employment with the Company. The Company agrees that it will not make any derogatory, negative or disparaging public statement about you in an authorized press release or authorized public announcement.

        5.     This Agreement is binding upon, and shall inure to the benefit of, the parties and their respective heirs, executors, administrators, successors and assigns.

        6.     This Agreement shall be construed and enforced in accordance with the laws of the State of California applicable to agreements made and to be performed entirely within such State.

        7.     You acknowledge that your obligations pursuant to Sections 5, 6 and 7 of the Employment Agreement survive the termination of your employment in accordance with the terms thereof.

        8.     You acknowledge that you: (a) have carefully read this Agreement in its entirety; (b) have had an opportunity to consider for at least twenty-one (21) days the terms of this Agreement; (c) are hereby advised by the Company in writing to consult with an attorney of your choice in connection with this Agreement; (d) fully understand the significance of all of the terms and conditions of this Agreement and have discussed them with your independent legal counsel, or have had a reasonable opportunity to do so; (e) have had answered to your satisfaction by your independent legal counsel any questions you have asked with regard to the meaning and significance of any of the provisions of this Agreement; and (f) are signing this Agreement voluntarily and of your own free will and agree to abide by all the terms and conditions contained herein.

        9.     You understand that you will have at least twenty-one (21) days from the date of receipt of this Agreement to consider the terms and conditions of this Agreement. You may accept this Agreement by signing it and returning it to the Company's General Counsel at the address specified pursuant to Section 12 of the Employment Agreement on or before                         . After executing this Agreement, you shall have seven (7) days (the "REVOCATION PERIOD") to revoke this Agreement by indicating your desire to do so in writing delivered to the General Counsel at the address above by no later than 5:00 p.m. on the seventh (7th) day after the date you sign this Agreement. The effective date of this Agreement shall be the eighth (8th) day after you sign the Agreement (the "AGREEMENT EFFECTIVE DATE"). If the last day of the Revocation Period falls on a Saturday, Sunday or holiday, the last day of the Revocation Period will be deemed to be the next business day. In the event you do not accept this Agreement as set forth above, or in the event you revoke this Agreement during the Revocation Period, this Agreement, including but not limited to the obligation of the Company to provide the payments and benefits provided in paragraph 1 above, shall be deemed automatically null and void.

EXECUTIVE
By:
HERBALIFE LTD.
By:
Name:
Title:

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EMPLOYMENT AGREEMENT
ATTACHMENT A Agreement and General Release